

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

April 10, 2017

Via E-mail
Kevin S. Miller
Chief Financial Officer
Monmouth Real Estate Investment Corporation
3499 Route 9 North, Suite 3-D
Freehold, NJ 07728

> **Re:** **Monmouth Real Estate Investment Corporation**
> **Form 10-K for the fiscal year ended September 30, 2016**
> **Filed November 28, 2016**
> **File No. 001-33177**

Dear Mr. Miller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant
Office of Real Estate and
Commodities